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                                July 11, 2021

       Robert D. Reid
       Chief Executive Officer
       Supernova Partners Acquisition Company, Inc.
       4301 50th Street NW
       Suite 300, PMB 1044
       Washington, D.C. 20016

                                                        Re: Supernova Partners
Acquisition Company, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 24, 2021
                                                            File No. 333-255079

       Dear Mr. Reid:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 18, 2021 letter.

       Amendment No. 2 to Registration Statement on S-4 filed June 24, 2021

       U.S. Federal Income Tax Consequences of the Business Combination to Holders of Offerpad
       Stock, page 165

   1. We note the statement on page 166 that "Assuming the Business Combination qualifies as a reorganization . . .
Offerpad stockholders will not recognize gain or loss . . .." It appears that the tax opinion is
assuming the legal conclusion underlying the tax opinion. Please revise. Refer to
Section III.C.3 of Staff Legal Bulletin 19.
       Certain Relationships and Related Person Transaction , page 278

   2.                                                   We note that Mr. Sella
is LL Funds    managing partner. Please revise this section where
 Robert D. Reid
Supernova Partners Acquisition Company, Inc.
July 11, 2021
Page 2
      appropriate to address Mr. Sella given his relationship with the LL entities. See Item 404 of Regulation S-K.
General

3. We note the investor presentation filed June 8 presents long term contribution margin of
      6% to 8%. With a view to revised disclosure please advise us why this estimate differs from the 3.6% to 4.3% figures provided on page 135.
        You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert D. Reid
                                                    Division of Corporation
Finance
Comapany NameSupernova Partners Acquisition Company, Inc.
                                                    Office of Real Estate &
Construction
July 11, 2021 Page 2
cc:       Jonathan Corsico
FirstName LastName